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WPS Resources Corporation
700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-4901

October 13, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WPS Resources Corporation Registration Statement on Form S-4 Filed August 25, 2006 File No. 333-136911

“Tandy”Statement

Ladies and Gentlemen:

        WPS Resources Corporation, a Wisconsin corporation (“WPS Resources”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced registration statement on Form S-4 (the “Registration Statement”), hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve WPS Resources from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	WPS Resources may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
WPS RESOURCES CORPORATION
By: /s/ Barth J. Wolf
Barth J. Wolf
Secretary and Manager, Legal Services